PRESS RELEASE                       UNILAB CORPORATION

                                         18448 Oxnard Street
                                         Tarzana, CA 91356
                                         www.Unilab.com
For Further Information:
Brian D. Urban
Phone: (818) 758-6611
e-mail: burban@unilab.com

IMMEDIATE RELEASE
February 22, 2001



              UNILAB CORPORATION ANNOUNCES 2000 RESULTS

TARZANA, CA February 22, 2001 - UNILAB Corporation announced today that net sales for the year ended December 31, 2000 were $337.5 million, an increase of 18.4% from $285.2 million in the prior year. The Company reported operating income of $50.6 million in 2000, compared to $38.9 million in 1999 (excluding non-recurring expenses associated with the Company's merger/recapitalization in November 1999). Net income was $12.9 million in 2000 compared to $20.0 million in 1999 (excluding the merger/recapitalization and related expenses in 1999 and the benefits from a reduction in the valuation allowance recorded against the Company's deferred tax assets of $32.3 million in 2000 and $11.9 million in
1999). The decrease in net income in 2000 versus the prior year was due to the significantly increased interest expense from the additional leverage incurred in the merger/recapitalization transaction completed in November 1999.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $63.5 million or 18.8% of sales in 2000 compared to $49.1 million or 17.2% of sales in 1999, exclusive of the merger/recapitalization and related expenses.

For the quarter ended December 31, 2000, net sales were $86.4 million, an increase of 20.5% from $71.7 million during the same period last year. Excluding the non-recurring items discussed above, net income for the fourth quarter of 2000 was $1.9 million compared to $2.0 million in the prior year period. On the same basis, EBITDA was $15.0 million in the fourth quarter of 2000 compared to $12.6 million in the same period last year.

After accounting for the deferred tax benefit and the merger/recapitalization transaction, net income and EBITDA for 2000 were $45.3 million and $63.5 million, respectively compared to ($14.0) million and $3.1 million in 1999. For the fourth quarter of 2000, net income and EBITDA were $38.9 million and $15.0 million, respectively compared to ($43.9) million and ($33.3) million in the same period last year.

Testing volumes increased 20.2% and 18.1%, respectively, in the fourth quarter and full year 2000 compared to the same periods in the prior year. Excluding the revenue generated from acquired businesses, core business volumes grew by 14.6% in the fourth quarter and 8.8% for the full year 2000 over the same periods last year, while pricing was flat in the fourth quarter and improved 1% year over year.

Days sales outstanding ("DSO") - a measure of billing and collection  efficiency
- - was 67 days, compared to 65 days at the end of 1999. Capital expenditures were $0.9 million for the fourth quarter of 2000 and $4.8 million for the entire year.

"Our year 2000 results again continue the positive trend we have experienced over the past several years. Our sales and EBITDA increases in 2000 of approximately 18% and 30%, respectively, compare favorably with our three year compounded annual growth percentages for sales of 17% and EBITDA of 40%, said Bob Whalen, Unilab's CEO and President. "We were also pleased with our core volume growth of almost 9% in 2000. We believe that the strong platform we have established in 2000 and the initiatives that are already underway will enable us to continue our momentum in 2001. For 2001, we expect core volumes to grow 7-10% and pricing to improve by 2-3%. Due to our tax advantaged situation, we expect to generate $20-25 million of free cash flow in 2001 which we will use to either internally fund acquisitions (like we did in 2000) or to further pay down our outstanding indebtedness."

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1999 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 300 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.







                              -  tables to follow  -








                         Unilab Corporation
                      Statements of Operations
                       (amounts in thousands)
                             (Unaudited)

                                         Three months ended Dec.31, Year ended Dec. 31,
                                                2000     1999        2000       1999
                                              -----------------------------------------
Revenue                                        $86,352  $71,667     $337,508 $285,163

Direct Laboratory and Field Expenses:
   Salaries, Wages and Benefits                 27,019   21,250      101,034   84,476
   Supplies                                     12,514   10,879       48,647   41,532
   Other Operating Expenses                     20,701   17,189       80,334   70,443
                                              -----------------------------------------
                                                60,234   49,318      230,015  196,451

Legal Charge                                         -        -            -      600
Merger / Recapitalization Expenses                   -   25,167            -   25,167
Amortization and Depreciation                    3,504    2,974       12,867   10,163
Selling, General and Administrative Expenses    11,115    9,737       44,005   39,060
                                              -----------------------------------------

Total Operating Expenses                        74,853   87,196      286,887  271,441
                                              -----------------------------------------
Operating Income (Loss)                         11,499  (15,529)      50,621   13,722
Interest Expense, net                            9,583    7,601       37,699   18,845
                                              -----------------------------------------
Income (Loss) Before Income Taxes                1,916  (23,130)      12,922   (5,123)
Tax Benefit                                     36,968        -       32,346   11,904
                                              -----------------------------------------
Income (Loss) Before Extraordinary Item         38,884  (23,130)      45,268    6,781
Extraordinary Item - Loss on Early
  Extinguishment of Debt                             -   20,773            -   20,773
                                              -----------------------------------------
Net Income (Loss)                              $38,884 $(43,903)    $45,268  $(13,992)
                                              =========================================
Preferred Stock Dividends                            -        -           9       108
Net Income Available to Common Shareholders    $38,884  $45,268    $(43,912) $(14,100)
                                              =========================================

EBITDA, Excluding Merger/ Recapitalization     $15,003 $ 12,612     $63,488   $49,052
Expenses

                         Unilab Corporation
                           Balance Sheets
                       (amounts in thousands)

                                                   December 31,   December 31,
                                                       2000           1999
                                                  -----------------------------

Cash and Cash Equivalents                            $2,593         $12,557
Accounts Receivable, net                             62,860          50,281
Deferred Tax Asset                                   15,031               -
Other Current Assets                                  5,855           5,925
                                                  -----------------------------
     Total Current Assets                            86,339          68,763

Fixed Assets, net                                    12,595          13,125

Deferred Tax Asset                                   34,408          16,558

Goodwill and Other Intangible Assets                 92,676          83,630

Other Assets                                          9,893          11,454
                                                  -----------------------------

Total Assets                                       $235,911        $193,530
                                                  -----------------------------

Total Current Liabilities                          $ 39,033        $ 35,374

Long-Term Debt, net of current portion              303,318         310,941

Other Liabilities                                     5,996           5,504

Total Shareholders' Deficit                        (112,436)       (158,289)
                                                  -----------------------------

Total Liabilities and Shareholders' Deficit         $235,911       $193,530
                                                  -----------------------------